SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
(Final Amendment)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

PDL BIOPHARMA, INC.
(Name of Subject Company (issuer))

PDL BIOPHARMA, INC.
(Name of Filing Persons (issuer))

2.75% Convertible Senior Notes due 2021
2.75% Convertible Senior Notes due 2024
(Title of Class of Securities)

69329Y AG9
69329Y AJ3
(CUSIP Number of Class of Securities)

Christopher L. Stone
Vice President, General Counsel and Secretary
932 Southwood Boulevard
Incline Village, Nevada, 89451
(775) 832-8500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Karen E. Bertero
James J. Moloney
Gibson, Dunn & Crutcher LLP
333 South Grand Ave.
Los Angeles, CA 90071
Telephone: (213) 229-7000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$14,963,177	$1,942.22

*    Estimated solely for purposes of calculating the filing fee. The repurchase price of (a) the 2.75% Convertible Senior Notes due 2021 (the “2021 Notes”), as described herein, is calculated as the sum of (i) $13,805,000, representing 100% of the principal amount of the 2021 Notes outstanding as of August 27, 2020, plus (ii) $124,437, representing accrued but unpaid interest on the 2021 Notes up to, but excluding, September 29, 2020 and (b) the 2.75% Convertible Senior Notes due 2024 (the “2024 Notes”), as described herein, is calculated as the sum of (i) $1,024,726, representing 100% of the accreted principal amount of the 2024 Notes outstanding as of August 27, 2020, plus (ii) $9,014, representing accrued but unpaid interest on the 2024 Notes up to, but excluding, September 29, 2020.

**    The amount of the filing fee, calculated in accordance with Rule 0-11(b) and Rule 1-11(d) of the Securities Exchange Act of 1934, as amended and Fee Rate Advisory #1 for Fiscal Year 2020 equals $129.80 per $1,000,000 of the aggregate value of the transaction.

☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,942.22            Filing Party: PDL BioPharma, Inc.
Form or Registration No.: Schedule TO-I        Date Filed: August 28, 2020

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s)
relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 28, 2020 (the “Original Schedule TO”), as amended on September 15, 2020 (“Amendment No. 1” and together with the Original Schedule TO and this Amendment No. 2, the “Schedule TO”), and relates to the right of each holder of the Notes (each, a “Holder”), at the Holder’s option, to require the Company to repurchase for cash such Holder’s Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on September 29, 2020 (the “Fundamental Change Repurchase Date”), at a price equal to (1) with respect to the 2021 Notes, 100% of the principal amount, plus accrued and unpaid interest thereon, if any, and (2) with respect to the 2024 Notes, 100% of the accreted principal amount as of the Fundamental Change Repurchase Date, which amount is $1,024.726 per $1,000 principal amount of 2024 Notes, plus in each case accrued and unpaid interest thereon, if any, to, but excluding, the Fundamental Change Repurchase Date, pursuant to the terms and conditions of the Fundamental Change Repurchase Right Notice, Notice of Right to Convert and Offer to Repurchase, dated August 28, 2020 and amended by Amendment No. 1 (as may be further amended and supplemented from time to time, the “Notice”), the Indentures and the Notes.

This Amendment is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The Schedule TO, and all the information set forth in the Notice, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Notice that is amended and supplemented therein. All capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Notice.

Items 1 through 9 and Item 11.

This Amendment No. 2 amends and supplements Item 4 of this Schedule TO as follows:

“The Fundamental Change Repurchase Right expired at 5:00 p.m. Eastern Time on September 28, 2020. No Notes were validly surrendered for purchase, and not validly withdrawn, pursuant to the Notice. The Company has received conversion notices with respect to $11.2 million in 2021 Notes.”

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)
Fundamental Change Repurchase Right Notice, Notice of Right to Convert and Offer to Repurchase, dated August 28, 2020, to Holders of 2.75% Convertible Senior Notes due 2021 and 2.75% Convertible Senior Notes due 2024 (incorporated by reference the Schedule TO filed by PDL BioPharma, Inc. with the Securities and Exchange Commission on August 28, 2020) **

(a)(5)(A)
Press Release announcing tender offer for PDL BioPharma, Inc.’s 2.75% Convertible Senior Notes due 2021 and 2.75% Convertible Senior Notes due 2024 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by PDL BioPharma, Inc. with the Securities and Exchange Commission on August 28, 2020) **

(a)(5)(B)
Press Release announcing anticipated completion of spin-off of LENSAR, Inc. on October 1, 2020 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by PDL BioPharma, Inc. with the Securities and Exchange Commission on September 10, 2020) **

(b)	None

(c)	None

(d)(1)
Indenture, dated November 22, 2016, by and between PDL BioPharma, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed November 28, 2016) **

(d)(2)
First Supplemental Indenture, dated November 22, 2016, by and between PDL BioPharma, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed November 28, 2016) **

(d)(3)	Form of 2.75% Convertible Senior Notes due 2021 (incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed November 28, 2016) **

(d)(4)
Indenture, dated September 17, 2019, by and between PDL BioPharma, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by PDL BioPharma, Inc. with the Securities and Exchange Commission on September 17, 2019) **

(d)(5)
First Supplemental Indenture, dated September 17, 2019, by and between PDL BioPharma, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 to the Form 8-K filed by PDL BioPharma, Inc. with the Securities and Exchange Commission on September 17, 2019) **

(d)(6)
Form of 2.75% Convertible Senior Notes due 2024 (incorporated by reference to Exhibit 4.2 to the Form 8-K filed by PDL BioPharma, Inc. with the Securities and Exchange Commission on September 17, 2019) **

(g)	None

(h)	None

** Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2020

PDL BIOPHARMA, INC.

By:	/s/ Dominique Monnet
Name:	Dominique Monnet
Title:	President and Chief Executive Officer